Exhibit 99.1

Mitchells & Butlers plc

The Board of Mitchells & Butlers notes this morning's press speculation that it has received a proposal from the R20 consortium. The Board's position has been that in the interests of clarity and transparency it can only properly consider a formal written proposal. The Board's position has been clearly conveyed to the R20 consortium and remains unchanged. To date, no such proposal has been received. The Board remains absolutely committed to delivering value for shareholders.

For further information please contact:

Investor Relations:
Erik Castenskiold Kate Holligon	0121 498 4907 0121 498 6515
Media:
Simon Ward	0121 498 5795
James Murgatroyd (Finsbury Group)	020 7251 3801

Citigroup Global Markets Limited ("Citigroup"), which is authorised and regulated in the United Kingdom by The Financial Services Authority, is acting as financial adviser to Mitchells & Butlers and no one else in connection with a possible offer for Mitchells & Butlers and will not be responsible to anyone other than Mitchells & Butlers for providing the protections afforded to customers of Citigroup nor for providing advice in relation to a possible offer.

The directors of Mitchells & Butlers accept the responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Mitchells & Butlers (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Mitchells & Butlers, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Mitchells & Butlers, they will be deemed to be a single person for the purpose of Rule 8.3. Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Mitchells & Butlers by R20 or Mitchells & Butlers, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities""dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.